SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

HOLLY CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

435758305
(CUSIP Number)

J. Currie Bechtol
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(713) 688-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2003
(Date of Event which Requires
Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

AMENDMENT NO. 1 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.    Security and Issuer.

        This Amendment No. 1 on Schedule 13D/A (this “Amendment”) relates to shares of common stock, $.01 par value per share (the “Common Stock”), of Holly Corporation (the “Company”), whose principal executive offices are at 100 Crescent Court, Suite 1600, Dallas, Texas 75201. This Amendment amends the Schedule 13D filed by Frontier Oil Corporation (the “Reporting Person”) on April 9, 2003.

Item 4.    Purpose of Transaction.

         On August 20, 2003, the Reporting Person announced that the Company had advised the Reporting Person that the Company is not willing to proceed with the parties’ pending Agreement and Plan of Merger dated March 30, 2003, as amended (the “Merger Agreement”) on the agreed terms. As a result of the Company’s breach, the Reporting Person has filed suit for damages in the Delaware Chancery Court in order to obtain the benefits of the Merger Agreement for the Reporting Person’s shareholders. That press release is attached hereto as Exhibit A and is incorporated herein in its entirety.

         The Company has issued press releases that oppose the Reporting Person’s position and that disclose its intention to defend the lawsuit vigorously.

Item 7.    Material to be Filed as Exhibits.

         Exhibit A.   Press Release dated August 20, 2003.

SIGNATURE

        After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 22, 2003
FRONTIER OIL CORPORATION \s\ Julie H. Edwards –––––––––––––––––––––––– Julie H. Edwards Executive Vice President - Finance and Administration, Chief Financial Officer